Mr Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

United States of America

Re:                               Xyratex Ltd.

Form 20-F for the Fiscal Year Ended November 30, 2009

Filed February 23, 2010

October 20, 2010

Dear Mr Gilmore

Thank you for your letter dated October 7, 2010 setting forth further comments of the Staff of the Commission (the “Staff”) concerning the above referenced filing following your comments in the letter dated July 27, 2010 and our responses in the letter dated September 13, 2010.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, italicized text and have provided our response immediately following each numbered comment.

In light of the responses given below we believe that it will not be necessary to file an amendment of the 2009 Form 20-F.

Notes to Audited Consolidated Financial Statements

9. Income Taxes, page F-16

1.              We note your response to prior comment 1. In your response, you indicate that the $2.7 million overstatement of your 2009 net loss, which resulted from certain errors in your tax provision, was not material to fiscal 2009 and will not be material to fiscal 2010. Please provide us with your SAB 99 analysis that supports your conclusion.

We are pleased to provide the analysis which supports our conclusion that the $2.7 million overstatement of our 2009 net loss was not material to fiscal 2009 and is not expected to be material to fiscal 2010. Accordingly, set out below as an Addendum to this letter is our “SAB 99” memorandum.

2.              Please tell us more about the adjustment related to the “recalculation” of carried forward research and development credits In this regard, tell us whether you believe that this adjustment was an error or change in estimate. If you believe that the adjustment was an error, please tell us how this adjustment was considered when preparing the SAB 99 analysis noted in your response.

We have reviewed our responses set out in our previous letter dated September 13, 2010 and believe that it may not have been clear as to the conclusions we reached related to the three items which made up the “Adjustments in respect of prior years” included our 2009 tax provision, specifically that all the adjustments were changes in estimates. To clarify our conclusions the following two paragraphs repeat the wording in our previous response, but are specific to the recalculation of carried forward research and development credits and the fact that we believe the adjustment was a change in estimate.

“The remaining amount primarily resulted from an additional tax liability of approximately $0.8 million arising from a recalculation of carried forward research and development credits. In 2009 the company also commissioned a detailed study by highly specialised tax experts of its current and historical research and development tax credit claims. Following the early results from this study in July 2009, we determined that the historic base period used in the calculation of these claims should be changed. The resulting reduction in tax credit claims and therefore increase in tax liability was reflected in the 2008 U.S. tax return.

We determined that the tax balances were established based on the facts and circumstances at the time and that therefore the accounting adjustments were changes in accounting estimates after considering the guidance in ASC 250-10-45-17 and should not be accounted for by restating amounts reported in prior financial statements.”

Xyratex acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Forms 20-F and 6-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F or 6-K, and that Xyratex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Please address any additional comments to the undersigned via facsimile on 011 44 2392 453654. If you have any questions regarding the foregoing, do not hesitate to contact Richard Pearce, Chief Financial Officer on 011 44 2392 496331.

Respectfully submitted,

Steve Barber

Chief Executive Officer

Xyratex Ltd

ADDENDUM

Xyratex Ltd

Accounting Memorandum — September 10, 2010

Analysis under SAB Topics 1M and 1N (SAB 99 and 108) of the materiality of an error in 2009 Xyratex Ltd Financial Statements

Purpose of memorandum

In preparing the response to a July 2010 SEC comment letter it has been determined that there was an error made in the Xyratex Ltd 2009 financial statements relating to deferred taxation. The purpose of this paper is to assess the materiality of the error and therefore how the error should be corrected. There are the following possibilities set out in the above SEC guidance.

•                  An error which is material to 2009 financial statements would require a restatement and resubmission of these financial statements on Form 20-F.

•                  An error which is not material in 2009, but is material to the 2010 year would require restatement of the brought forward figures the next time the 2009 financial statements are filed.

•                  An error not material in either year could be corrected in the next filing of the 2009 financial statements with related disclosure in footnotes to the financial statements: (a) through the income statement in 2010 or (b) as a revision to 2009.

Summary

The error resulted in a $2.7 million overstatement of the 2009 loss and a corresponding understatement of deferred tax assets and shareholders’ equity. No other fiscal years are impacted.

In preparing its 2009 financial statement the company made a judgment that no deferred tax asset should be recognized for stock compensation expense for US employees. This was on the basis that from this year onwards the amount would be cross charged to the UK company, which was itself not recognizing deferred tax assets due to carryforward and current year tax losses. In responding to an SEC comment letter in August 2010 management, in consultation with the Company’s auditors, carried out additional reviews and became aware of specific accounting guidance that such indirect tax effects should not be taken into account.

The company established a quantitative threshold of $3.0 million for materiality for the 2009 year. As required by guidance in SEC sub topic 1M the Company has also considered qualitative factors to conclude whether it was probable that the judgment of a reasonable person relying on the company’s previously issued reports would have been changed or influenced by the errors. These factors substantially all point to the error not being material and therefore confirms the conclusion resulting from comparison to previously established materiality.

Management does not consider the error material to the expected results for 2010 and will reassess qualitative and quantitative factors when the results for 2010 are known.

Background

In its 2009 financial statements Xyratex wrote off through its income statement a deferred tax asset related to 2008 and prior years stock compensation for US employees of $1.7m and did not record a deferred tax asset related to 2009 stock compensation which would have totaled $1.0m. The 2008 and prior balance had been recorded in the US accounts of Xyratex International Inc (XII) and therefore in the consolidated accounts of Xyratex Ltd and relates to the temporary difference between the recoding of stock compensation calculated under ASC 718 (FAS 123R) and the receiving of a tax deduction when employees receive the related shares.

As a result of an independent US to UK transfer pricing study carried out in 2009 it was determined that stock compensation for XII employees should be cross charged to Xyratex Technology Limited (XTL) the UK subsidiary commencing in the 2008 year, based on the existing ‘cost plus’ transfer pricing arrangements. In response to this, to limit the cash tax impact, Xyratex decided to base both the stock comp expense in the XII accounts for tax purposes and the cross charge to XTL on the intrinsic value when realized by employees. This approximates the amount deducted for tax purposes. The cash tax impact arises primarily because of loss carryforwards in XTL which means there is no offsetting tax benefit in XTL. There would be some cash tax effect in any case due to the difference in tax rates.

The accounting for these changes took place in 2009 and was as follows:

•                  The resulting additional tax liability for 2008 of $0.9m was determined to be a change in accounting estimate, therefore adding to the 2009 tax provision.

•                  It was determined that because of the change in the basis of including stock comp expense in the XII accounts, the temporary difference between recording expense and the corresponding tax deduction ceased to exist and therefore the remaining deferred tax asset related to this of $1.7m should be written off.

•                  In the consolidated accounts there remained a temporary difference between the recording of the expense for XII employees and the related tax deduction. We determined that the reversal of the temporary difference would coincide with a cost plus mark-up to the UK company and that we should therefore not recognize this asset totaling $2.7m — being the above amount and approximately $1.0m related to the 2009 expense ($2.5m at a tax rate of 39%)

In 2010 we received an SEC comment on our 2009 financial statements asking us to confirm how we established that the 2009 adjustment did not need to be recorded as an adjustment to 2008 financial statements. In reexamining the guidance related to this, although we confirmed that the 2009 adjustments were changes in accounting estimates, we have concluded that the deferred tax asset related to US employee stock compensation totaling $2.7m should have continued to be recognized.

Our attention was drawn by PwC to accounting guidance included in papers published by the Resource Group established by the FASB for stock compensation accounting following FAS123R implementation. In this guidance it is stated that the recording of deferred tax for stock compensation should not take into account the indirect tax effects of stock compensation including the cross charge of these amounts under cost plus transfer pricing arrangements. For Xyratex this creates what we would consider a distortion to tax accounting in our particular circumstances. Specifically, we are deferring the cross charge of US stock comp to the UK company and there is no UK tax benefit due to tax losses. After detailed consideration we have however determined that this amounts to an error without which the 2009 tax charge would have been $2.7m lower and therefore net income $2.7m higher.

SEC guidance

Guidance related to the assessment of materiality of errors such as these has been provided by the SEC, originally in SAB 99 and SAB 108.

The guidance distinguishes between rollover and iron curtain methods for determining the amount of error which then gets assessed for materiality — effectively the in-year and cumulative amounts. In this situation the amount all relates to 2009 and therefore there is no distinction in the amounts using these methods.

We need then to consider whether the error is material to the 2009 year taking into account numerical and qualitative factors. If material to that year then the previous accounts would need to be corrected and resubmitted.

If not material to 2009 then materiality to 2010 needs to be considered. If it is material in 2010 the opening balances and comparatives need to be restated in 2010. In our circumstances where the company expects a significant increase in revenue and income before tax and no change in qualitative factors for the fiscal year, it is not expected to be material in 2010 and the error may be corrected through a current period income statement adjustment in the Q3 results release.

The next section therefore provides a detailed analysis of this error in relation to SEC guidance.

Analysis of materiality of error

SEC topic 1M requires the quantitative analysis of the error to be supplemented by a qualitative analysis to conclude, in the light of all the surrounding circumstances, whether it is probable that the judgment of a reasonable person relying on the company’s previously issued reports would have been changed or influenced by the errors.

Calculation of materiality

As described above the company had established a quantitative materiality level of $3.0m for the 2009 year. The calculation of this and the factors influencing the method of calculation were as follows:

•                  The forecast and actual operating results for the year showed an approximate break-even position. The 2008 year had also been approximately break-even excluding what the company judged to be non recurring items, specifically a $34.3m goodwill impairment. Both years were affected by the recession. Previously existing rule of thumb calculations based on operating income were therefore considered inappropriate.

•                  The business has remained broadly similar in terms of scale and the nature of its operations since the Xyratex IPO in 2004 and therefore the company believes that the materiality should not change significantly over time.

•                  The Xyratex business, particularly for disk drive capital equipment is highly cyclical and with high customer concentration subject to customer specific developments. Therefore the use of average measures in terms of profitability was considered appropriate to reflect profitability over the business cycle.

•                  For 2008 a 3 year average profit measure was used. The profit measure selected was non-GAAP income before income taxes which excludes non-recurring items such as the goodwill impairment in 2008 as well as stock compensation, intangible amortization and related taxes.  This measure is consistent with communications to investors and analysts.

•                  The recession effect straddled two years and therefore even this average profit measure was not considered appropriate for 2009. The company selected a revenue only measure of materiality for 2009 with a figure of 0.33% of revenue selected. This reflected what the Company considers to be a cautious view of what should be material to profit over the long term.

Materiality was based on three year average revenue as follows

$m	2009	2008	2007	Average	0.33%

Revenue	868	1,050	932	950	3.1

Rounded					3.0

Based on this quantitative materiality level we determined that, subject to the consideration of qualitative factors, the errors were not material.

Qualitative analysis

The SEC guidance requires judgment to be made regarding qualitative factors which might make the amount material for a user of the financial statements. We have considered the specific factors which are set out in the guidance and other factors specific to our circumstances. This is particularly important here as the amount is relatively close to the materiality threshold we set for the year.

•                  Is the misstatement arising from an item capable of precise measurement? — tax is generally a complex area with significant judgment. However, the error does not result from an estimation other than the impact of having to apply relatively complex accounting guidance.

•                  Does the misstatement mask a change in earnings or other trends? — with the recording of operating losses and the existence of a provision against the UK deferred tax asset, the error does not significantly impact any trends. This is illustrated by the table and graph below which show certain GAAP measures with and without the misstatement. Non-GAAP earnings are not impacted. Other key measures for the business are segment information, gross margins and operating income. None of these are impacted by the error. (Note: 2010 figures are estimated in August 2010)

Estimated

	2005	2006	2007	2008	2009	2010
GAAP EPS
As reported	1.48	2.03	0.97	-1.64	-0.56	3.80
Excluding error	1.48	2.03	0.97	-1.64	-0.47	3.71

Income tax provision (benefit)
As reported	4.0	6.5	-1.7	19.4	4.4	-0.7
Excluding error	4.0	6.5	-1.7	19.4	1.7	2.0

Net income (loss)
As reported	42.2	58.2	28.1	-47.9	-16.4	116.9
Excluding error	42.2	58.2	28.1	-47.9	-19.1	119.6

Not affected by error:
Revenues	679.6	983.6	931.6	1,049.7	867.9	1,555.0
Pre tax income (loss)	45.9	64.7	26.4	-28.5	-12.0	116.2

•                  Does the misstatement hide a failure to meet analyst projections? There are a number of reasons why this is not the case:

•                  The analyst forecasts focus on non-GAAP earnings and this would have been excluded in non-GAAP figures as is relates to stock comp.

•                  GAAP profit would have increased and actually have been closer to a normalized position as it would have offset negative changes to estimates.

•                  Tax is a low focus area for analysts.

•                  The company was loss making and this reduces the loss.

We have reviewed analyst reports on 2009 year end which covered the results which included the additional tax charge related to prior periods. None of the Analysts made any comment on the tax charge in this period.

•                  Does the misstatement cause a change of income to loss or vice versa? — this was not the case.

•                  Does the misstatement affect an important segment of the business? — it is not impacting the reporting underlying business performance at all. The company has two segments and does not allocate income taxes to the segments or report net income by segment.

•                  Does the misstatement affect compliance with regulatory requirements? - we have concluded that it does not affect compliance with regulatory requirements and have also concluded that there are no resulting errors in our tax returns.

•                  Does the misstatement affect compliance with loan covenants or other contracts? — there are no such impacts.

•                  Does the misstatement increase management compensation? — there would have been no effect on management compensation. There was no bonus. Stock comp is dependent on non-GAAP earnings, but the maximum was paid out in any case.

•                  Does the misstatement conceal an unlawful transaction? Clearly it does not.

Other factors which we believe should be taken into account:

•                  We don’t believe there would have been any significant market reaction if the tax expense was lower. As explained above, our tax expense would in fact have been closer to expectations for tax based on the effective rate calculations we had published. Strong support for this view is provided by analyst reports and the earnings call for the 2009 year end where no comment is made on the additional tax charge which would be reversed by this correction. We have also taken into account our experience of communication with analysts and investors over our 6 year public company history.

•                  This would clearly not have been a deliberate error to manage earnings or for any other purpose.

•                  The considerations above focus on overstatement of profits. The fact that it is a relative small overstatement of a loss reduces the significance and relates to tax which is in any case relatively small.

Conclusion

The analysis of the qualitative factors in addition to the quantitative analysis above lead us to a conclusion that the misstatement reducing our 2009 profits by $2.7m would not have altered the judgment of a reasonable person and that is therefore not material in respect of 2009. It is also not expected to be material to 2010, where the materiality thresholds are expected to be higher, and should be adjusted by reducing the 2010 tax charge and increasing 2010 profits. The footnotes to the 2010 financial statements and MD&A should include an explanation of the adjustment.

We have also considered materiality of this error in relation to the balance sheet and have used shareholders’ equity is the best measure to compare against. The amount of $2.7m represents 1.2% of equity and we believe the error is clearly not material in that context.

Approved by the Audit Committee — September 10, 2010